C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

06012580

SUPPL

Ref : EC/GS/CPP/057/06

BY AIRMAIL

3rd April, 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SEC MAIL PROCESSING SECTION RECEIVED APR 14 2006 WASH. D.C. 209

PROCESSED APR 19 2006 THOMSON FINANCIAL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

4/17

..................../2

File No. 82-3260

Annex A to Letter to the SEC
dated 3rd April, 2006 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the 2005 Annual Results
Date : 31st March, 2006
Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code : 43)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER, 2005

CONSOLIDATED RESULTS

The board of directors (the "Board") announces the audited consolidated results of C.P. Pokphand Co. Ltd. ("CPP" or the "Company") and its subsidiaries (the "Group") for the year ended 31st December, 2005 as follows:

Consolidated Income Statement

	Notes	Year ended 31st December, 2005 (Audited) US$'000	2004 (Audited) Restated US$'000
Revenue	3	1,832,764	1,713,036
Cost of sales		(1,631,676)	(1,550,580)
Gross profit		201,088	162,456
Selling and distribution costs		(69,690)	(61,608)
General and administrative expenses		(99,903)	(99,754)
Other income	4	23,615	26,358
Other losses	5	(16,748)	(20,360)
Finance costs		(28,607)	(29,252)
Share of profits and losses of:			
Jointly controlled entities		5,783	(26,040)
Associates		2,393	1,573
Profit/(Loss) before tax	6	17,931	(46,627)
Tax	7	(7,505)	(7,741)
Profit/(Loss) for the year		10,426	(54,368)
Attributable to:			
Equity holders of the Company		4,825	(62,386)
Minority interests		5,601	8,018
		10,426	(54,368)
Earnings/(Loss) per share attributable to equity holders of the Company:	8	US cent	US cents
Basic – for profit/(loss) for the year		0.182	(2,890)
Diluted – for profit for the year		0.179	N/A
Dividend per share		–	–

Notes to Consolidated Financial Statements

1. Basis of presentation

The Company has been conducting discussions with its lending banks and the holders of its floating rate notes (collectively referred to as the "Lenders") concerning the indebtedness of the Company and certain subsidiaries, with a view to formulating a consensual debt restructuring proposal (the "Debt Restructuring") by way of capital restructuring, further details of which are included in the public announcement of the Company dated 2nd March, 2005 and in the Company's circular dated 29th March, 2005. On 22nd April, 2005, the debt and the capital restructuring was successfully completed and the financial impact thereof has been reflected in the current year's consolidated financial statements. This principally involved repayments of all the debts to its Lenders and the Group securing a new loan facility of US$140,000,000 (the "New Loan") from certain banks upon the successful completion of the issuance of subscription shares. The New Loan was obtained on 29th April, 2005 and will be repaid in 14 semi-annual installments over 7 years.

Despite the Group having recorded consolidated net current liabilities of US$301,897,000 at the balance sheet date, the financial statements have been prepared on a going concern basis on the basis of the directors' contention that the Group will be able to generate sufficient net cash inflows in the future to meet all its obligations when they fall due and the ability of the Group to secure the financial support of its bankers, including the continued ongoing refinancing of the Group's short term bank loans from its bankers in the PRC.

2. **Impact of new and revised International Financial Reporting Standards ("IFRSs")**

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial year beginning on or after 1st January, 2005:

IAS 1:	Presentation of Financial Statements
IAS 16 (revised):	Property, Plant and Equipment
IAS 19 (revised):	Employee Benefits
IAS 21 (revised):	The Effects of Changes in Foreign Exchange Rates
IFRS 2:	Share-based Payment
IFRS 5:	Non-current Assets Held for Sale and Discontinued Operations

Apart from IAS 1 "Presentation of Financial Statements" and IFRS 2 "Share-based Payment", the other changes in accounting policies have no significant impact on the financial statements as at 31st December, 2005 and 31st December, 2004.

4. **Other income**

	Year ended 31st December, 2005 (Audited) US$'000	2004 (Audited) Restated US$'000
Negative goodwill recognised as income	192	–
Gain on disposal of subsidiaries	21,270	4,574
Gain on disposal of a jointly controlled entity	–	20,381
Unrealised gain on revaluation of livestock	1,149	–
Changes in fair value of investment properties	4	–
Bank interest income	1,000	1,167
Tax refund in respect of reinvestment of distributed earnings from the PRC ventures	–	236
	23,615	26,358

5. **Other losses**

	Year ended 31st December, 2005 (Audited) US$'000	2004 (Audited) Restated US$'000
Loss on disposal of a jointly controlled entity	14	–
Loss on disposal of short term investments	–	7,580
Changes in fair value of investment properties	–	613
Impairment loss of items of property, plant and equipment	8,264	5,163
Impairment loss of goodwill	–	7,004
Equity-settled share option expenses	8,470	–
	16,748	20,360

6. **Profit/(Loss) before tax**

	Year ended 31st December, 2005 (Audited) US$'000	2004 (Audited) Restated US$'000
The Group's profit/(loss) before tax is arrived at after crediting:		
Foreign exchange gains, net	29	–
Rental income, net of outgoings	616	613
Write-back of provision for bad and doubtful debts	5,476	4,526
Write-back of inventories to net realisable value	219	–
Write-back of provision for livestock	–	55

Consolidated Balance Sheet

	Notes	31st December, 2005 (Audited) US$'000	31st December, 2004 (Audited) Restated US$'000
Non-current assets			
Property, plant and equipment		452,157	449,174
Investment properties		3,185	3,234
Lease prepayments		38,282	38,643
Non-current livestock		9,864	4,614
Interests in jointly controlled entities		51,432	35,970
Interests in associates		28,048	25,806
Available-for-sale investments		1,480	1,578
Goodwill		2,703	2,703
Deferred tax assets		2,404	2,272
Total non-current assets		589,555	563,994
Current assets			
Current livestock		17,505	13,140
Inventories		163,860	154,330
Accounts receivables, other receivables and deposits		64,029	58,311
Bills receivable		175	1,426
Tax recoverable		434	186
Amounts due from related companies		10,968	4,822
Cash held in escrow accounts		–	9,688
Fixed and pledged deposits		12,890	16,792
Cash and cash equivalents		65,954	74,369
Total current assets		335,815	333,064
Current liabilities			
Accounts payable, other payables and accrued expenses		193,980	196,457
Bills payable		30,572	27,643
Tax payable		4,540	2,267
Provisions for staff bonuses and welfare benefits		8,893	6,116
Amounts due to related companies		10,738	7,819
Interest-bearing bank loans and other loans		388,989	526,596
Total current liabilities		637,712	766,898
Net current liabilities		(301,897)	(433,834)
Total assets less current liabilities		287,658	130,160
Non-current liabilities			
Interest-bearing bank loans and other loans		(136,429)	(27,340)
Net assets		151,229	102,820
Equity			
Equity attributable to equity holders of the Company			
Issued capital	9	28,898	107,924
Share premium		73,897	51,210
Reserves		(6,672)	(107,986)
		96,123	51,148
Minority interests		55,106	51,672
Total equity		151,229	102,820

IAS 1 has affected the presentation of minority interests on the face of the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and other disclosures. In addition, in prior periods, the Group's share of tax attributable to associates and jointly controlled entities was presented as a component of the Group's total tax charge/(credit) in the consolidated income statement. Upon the adoption of IAS 1, the Group's share of the post-acquisition results of associates and jointly controlled entities is presented net of the Group's share of tax attributable to associates and jointly controlled entities.

The Group adopted IFRS 2 "Share-based Payment" for the first time for the current year's financial statements:

In prior years, no recognition and measurement of share-based payment transactions in which employees (including directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of IFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The main impact of IFRS 2 on the Group is the recognition of the cost of these transactions and a corresponding entry to equity for share option scheme.

The Group has adopted the transitional provisions of IFRS 2 under which the new measurement policies have not been applied to (i) options granted to employees (including directors) on or before 7th November, 2002; and (ii) options granted to employees (including directors) after 7th November, 2002 but which had vested before 1st January, 2005.

As the Group's share options which were granted during the period from 7th November, 2002 to 31st December, 2004 were all vested as at 1st January, 2005, the adoption of IFRS 2 has had no impact on the retained profits as at 31st December, 2003 and at 31st December, 2004. The Group has recognised the cost of options which were granted during the year in the current year's income statement in accordance with the revised accounting policy.

3. **Revenue**

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue by principal activities and geographical location of operations is as follows:

	Year ended 31st December, 2005 (Audited) US$'000	2004 (Audited) US$'000
By principal activities:		
Sales to/income from external customers:		
Feedmill and poultry operations	1,832,759	1,713,032
Property holding	5	4
	1,832,764	1,713,036
By geographical location of operations:		
People's Republic of China ("PRC"):		
Hong Kong	5	4
Mainland China	1,832,759	1,713,032
	1,832,764	1,713,036

The above analysis does not include the revenue of the Group's jointly controlled entities and associates.

	2005	2004
and after charging:		
Depreciation	47,604	53,033
Amortisation of lease prepayments	1,330	1,195
Provision for bad and doubtful debts	166	271
Write-down of inventories to net realisable value	–	811
Provision for livestock	170	–
Loss on disposal of items of property, plant and equipment, net	483	3,439
Minimum lease payments under operating leases:		
Land and buildings	5,410	3,777
Plant and machinery	430	440
	5,840	4,217
Auditors' remuneration	639	633
Employee benefits expense (including directors' remuneration)		
Wages and salaries	102,671	93,287
Equity-settled share option expense	8,470	–
Pension fund contributions	4,727	4,289
	115,868	97,576
Impairment of goodwill	–	7,004
Foreign exchange losses, net	–	117

7. **Tax**

	Year ended 31st December, 2005 (Audited) US$'000	2004 (Audited) Restated US$'000
Group:		
Current – Mainland China		
Charge for the year	7,637	7,515
Overprovision in prior years	–	(26)
Deferred	(132)	252
Total tax charge for the year	7,505	7,741

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the year (2004: nil).

8. **Earnings/(Loss) per share attributable to ordinary equity holders of the Company**

The basic earnings/(loss) per share amount is calculated based on the net profit for the year attributable to ordinary equity holders of the Company of US$4,825,000 (2004: net loss of US$62,386,000) and the weighted average number of ordinary shares of the Company of 2,645,980,786 (2004: 2,158,480,786) shares in issue during the year.

The calculation of diluted earnings per share amount is based on the net profit for the year attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the ordinary shares in issue during the year, as used in the basic earnings per share calculation and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise of share options which were equal to 47,126,086 shares.

9. **Issued capital**

	Number of shares	31st December, 2005 (Audited) US$'000	31st December, 2004 (Audited) US$'000
Authorised:			
15,000,000,000 ordinary shares of US$0.01 each (2004: 3,000,000,000 ordinary shares of US$0.05 each)		150,000	150,000
Issued and fully paid:			
At beginning of year (ordinary share of US$0.05 each)	2,158,480,786	107,924	107,924
Capital reduction	–	(86,339)	–
Issue of subscription shares	731,250,000	7,313	–
At end of year (2005: ordinary share of US$0.01 each; 2004: ordinary share of US$0.05 each)	2,889,730,786	28,898	107,924

10. **Comparative amounts**

Due to the adoption of new IASs and IFRSs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain comparative amounts have been reclassified/restated to conform with the current year's presentation and accounting treatment.

FINAL DIVIDEND

The Directors do not recommend a final dividend for the year ended 31st December, 2005 (2004: nil).

MODIFIED AUDITORS' OPINION

The auditors' report on the Group's financial statements for the year ended 31st December, 2005 contains a modified auditors' opinion:

During the year, the Group completed its debts and capital restructuring. Despite the Group having recorded consolidated net current liabilities at the balance sheet date, the financial statements have been prepared on a going concern basis on the basis that the Group will be able to generate sufficient net cash inflows in the future to meet all its obligations when they fall due and the ability of the Group to secure the continued financial support of its bankers.

The financial statements do not include any adjustments that may be necessary should the above expectations not be met. We consider that appropriate disclosures regarding the above fundamental uncertainty have been made in the financial statements and our opinion is not qualified in this respect.

turnover. Its consolidated turnover was US$397.2 million, which was US$70.5 million, or 21.6%, more than that in 2004. Consolidated sales volume was 202,000 tonnes, an increase of 27,000 tonnes or 15.5% as compared with last year.

Breeding and Rearing

During the year under review, the breeding and rearing business faced both opportunities and challenges. With the livestock farming sector rebounded at the final quarter of 2004, the segment's sales volume and gross profit margin in the first three quarters of the year improved as compared with the same period in 2004. However, as the risk of bird flu escalated in the fourth quarter, the breeding and rearing industry also felt intensified threats. Despite that, the turnover of this business segment, which accounted for 2.4% of the Group's consolidated turnover, still increased by US$6.3 million, or 16.8%, as compared with last year. Its gross profit margin also increased from 1.9% to 8.2%.

Biochemical

Turnover of the biochemical business accounted for 4.8% of the Group's consolidated turnover in the financial year, increased by US$2.1 million, or 2.4%, as compared with last year. The consolidated sales volume slightly reduced by 10,000 tonnes to 126,000 tonnes as compared with 2004. The Group's biochemical products include Di-Calicum Phosphate, Chlortetracycline and L-Lysine Monohydrochloride.

Industrial business

The Group's industrial business is operated by its jointly controlled entities. The product range includes motorcycles, automotive accessories, carburetors and the full range of Caterpillar products. For the year ended 31st December, 2005, the industrial business line reported a turnover of US$258.0 million, compared with US$238.1 million in 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

CHANGE OF ASSETS

For the year ended 31st December, 2005, the Group had total assets of US$925.4 million, increasing 3.2% as compared with US$897.1 million at the end of 2004.

LIQUIDITY AND FINANCIAL RESOURCES

Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total borrowings by the net asset value) were US$525.4 million and 347.4% respectively, as compared to US$553.9 million and 538.7% as at 31st December, 2004.

CONTINGENT LIABILITIES

As at 31st December, 2005, the guarantees provided by the Group was US$7.4 million (31st December, 2004: US$14.4 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 31st December, 2005, the Group employed around 44,000 staff (including 14,000 staff from the jointly controlled entities and associates) in the PRC and Hong Kong. A Remuneration Committee has been set up to review the remuneration policies and packages of directors and senior management. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training programme as well as share option scheme.

PROSPECTS

Looking forward to 2006, building on its existing solid business foundation, the Group will inject more resources into areas that hold promise for enormous growth potential. The Group will strive for advances in the industrialization of aquaculture and egg product, commercialization of live swines and the advanced processing of food products. The Group will continue to adjust its product mix to increase the sales proportion of products with high gross margins. In addition, the Group will closely monitor the bird flu situation and, by organizing educational seminars and brand promotion events, boost customer confidence in the Group's high safety standards and use of scientific enclosed environments.

On the industrial business front, to complement development in western China, the Group will step up promotion of its engineering machineries to match the demand of customers in these western regions.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to achieving high standards of corporate governance that properly protect and promote the interests of all the shareholders and to enhance corporate value and accountability. The Company has applied the principles and complied with most of the code provisions prescribed in Appendix 14 – Code on Corporate Governance Practices ("CG Code") as required under the Rules Governing the Listing of Securities (the "Listing Rules") in The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), which became effective on 1st January, 2005.

To ensure compliance with the CG Code, the Board has reviewed the following deviations during the year and proposed the necessary changes accordingly:–

BUSINESS REVIEW

For the year ended 31st December, 2005, the Group achieved a turnaround in business. Profit after tax attributable to shareholders amounted to US$4.8 million (2004: loss after tax attributable to shareholders: US$62.4 million). Basic earnings per share was US$0.182 cent (2004: loss per share of US$2.890 cents).

During the year under review, CPP's consolidated turnover was US$1,832.8 million, realised a 7.0% gain from US$1,713.0 million in 2004. This growth resulted primarily from an increase in the sales volume of the Group's feed and food integration, which made up the core of the Group's businesses. The consolidated sales volume of the feed business increased by 386,000 tonnes to 4,710,000 tonnes (2004: 4,323,000 tonnes). The Group's vertically integrated food business reported a marked increase in consolidated sales volume of poultry by 27,000 tonnes, or 15.5%, to 202,000 tonnes, a reflection of growing market demand for poultry and consumers' strong confidence in the Group's products.

The Group's consolidated average gross margin rose from 9.5% in 2004 to 11.0% this year. The rise was the result of declining prices for major raw materials used in feed production. The average market price of corn and soybean fell 2.0% and 5.8% respectively from 2004. In addition to implementing stringent control over the purchasing costs, the Group also made rapid expansion into its more value-added downstream food products to maximize overall operating efficiency.

Agribusiness

The Group's complementary agribusiness model has four major segments – feed, food integration, breeding and rearing, and biochemical.

Feed

Riding on the improvement in the external environment and effective integration of internal resources, the feed business recorded robust growth during the year under review. This business segment constituted the largest portion, 65.9% (2004: 63.7%), of the Group's consolidated sales. Turnover increased by US$115.6 million, or 10.6%, to US$1,207.0 million. The average gross profit margin also increased by 3.0% from that of last year to 14.7%.

Turnover of the feed business improved as a result of recovery of the breeding and rearing industry and optimization of the product structure, which drove sales. During the year, the combined sales volume of feed of the Group and its jointly controlled entities and associates reached 6,020,000 tonnes, a surge of 9.5% from 5,497,000 tonnes in 2004. The segment boasted market share of 6.0%, the largest in the feed industry in the PRC.

Food Integration

This segment registered encouraging sales in 2005. Growing consumer focus on food safety drove up sales of the Group's food products, exceeding last year's level. This reflected the strong confidence of consumers in the Group's branded products.

The food integration business is the Group's second largest business stream, accounting for about 21.7% of the Group's total consolidated

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 5.0% to 8.4% per annum.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

All sales in the PRC are denominated in RMB, and export sales are denominated in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans and from the disposal of certain assets and investments. The Group had cash and cash equivalents of US$66.0 million as at 31st December, 2005 (31st December, 2004: US$74.4 million), a decrease of US$8.4 million.

DEBT RESTRUCTURING

In April 2005, the Company secured a US$140.0 million bank loan facility with two banks in Thailand on the condition that the Company has to obtain new equity of US$30.0 million to repay its debts and the floating rate notes. All loans under the restructuring of total amount approximately US$167.7 million were retired by the end of April 2005. The US$140.0 million bank loan facility will be repaid in 14 semi-annual installments over 7 years.

In 2005, the Company repaid US$5.6 million of the principal and US$4.5 million of interest of the US$140.0 million bank loan facility. The average interest rate was 6.3% p.a.

After the restructuring, the Group's total borrowings as at 31st December, 2005, were reduced to US$525.4 million (31st December, 2004: US$553.9 million). Debt to equity ratio was lowered to 347.4%, as compared with 538.7% as at 31st December, 2004. Total liabilities to equity ratio was lowered to 511.9%, as compared with 772.5% as at 31st December, 2004.

CAPITAL REORGANISATION

In April 2005, the nominal value of the Company's issued and paid-up capital was reduced from US$0.05 to US$0.01 by canceling issued and paid-up capital to the extent of US$0.04 on each issued and paid-up share of the Company.

The credit of US$86.3 million arising from the capital reduction was applied to the contributed surplus account of the Company to eliminate the accumulated losses of the Company.

CHARGES ON GROUP ASSETS

As at 31st December, 2005, out of the total borrowings of US$525.4 million (2004: US$553.9 million) obtained by the Group, only US$143.3 million (2004: US$175.0 million) were secured and accounted for 27.3% (2004: 31.6%) of the total. Certain of the Group's property, plant and equipment and lease prepayments located in the Mainland China with net book value of US$218.7 million (2004: US$250.0 million) have been pledged as security for various short and long term bank loans.

1. Code Provision A.2.1
   Mr. Dhanin Chearavanont was the Chairman and Chief Executive Officer of the Company. The Board considered that Mr. Dhanin Chearavanont has substantial experience in the area of agribusiness and this could enhance the Company's decision making and operational efficiency. In September 2005, the roles of Chairman and Chief Executive Officer have been separated to maintain an effective segregation of duties.

2. Code Provision A.4.2
   The Company's Bye-Laws provided that, at every annual general meeting one-third of the directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office by rotation but do not expressly require every director to be subject to retirement by rotation at least once every three years as required under Code Provision A.4.2. The Board has proposed necessary amendments to the Bye-Laws of the Company to bring the constitution of the Company in alignment with certain provisions of the CG Code. The relevant provisions have been duly approved by the shareholders and adopted by the Company in November 2005.

3. Code Provision B.1
   A Remuneration Committee was established by the Company in September 2005 with specific written terms of reference.

Details of compliances are set out in the Corporate Governance Report in the Company's 2005 Annual Report.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the audited financial statements for the year ended 31st December, 2005.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

PUBLICATION OF FURTHER INFORMATION

The 2005 Annual Report containing all the information required by the Listing Rules will be published on the websites of the Stock Exchange and the Company in due course.

By Order of the Board
Dhanin Chearavanont
Executive Chairman

Hong Kong, 31st March, 2006

As at the date of this announcement, the directors comprise twelve executive directors, namely Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Robert Ping-Hsien Ho, Mr. Bai Shanlin, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Benjamin Jiaravanon and Mr. Narong Chearavanont, and three independent non-executive directors, namely Mr. Kowit Wattana, Mr. Sombat Deo-isres and Mr. Ma Chiu Cheung, Andrew.